SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report on

FORM 11-K

For the year ended December 31, 2004

Commission file number 0-18287

ORBITAL SCIENCES CORPORATION

(Exact name of registrant as specified in charter)

Delaware	06-1209561
(State of Incorporation of Registrant)	(I.R.S. Employer I.D. No.)

21839 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)

(703) 406-5000
(Registrant’s telephone number)

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

(Full Title of the Plans)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
     Deferred Salary and Profit Sharing Plan for
     Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
June 17, 2005

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Investments, at fair value	$231,321,780	$207,280,070
Participant contributions receivable	512,904	—
Company contributions receivable	3,299,916	1,474,590

Net assets available for benefits	$235,134,600	$208,754,660

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2004
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$11,436,979
Interest on investment contracts	1,732,315
Interest on participant loans	207,494

Net investment income	13,376,788

Contributions:
Participant	16,000,467
Company	8,045,807

Total contributions	24,046,274

Total additions	37,423,062

Deductions from net assets attributable to:
Benefits paid to participants	10,991,358
Administrative expenses	51,764

Total deductions	11,043,122

Net increase	26,379,940
Net assets available for benefits, beginning of year	208,754,660

Net assets available for benefits, end of year	$235,134,600

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

(1)     Description of Plan

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company, and since April 1, 2004, Prudential Bank and Trust, FSB (“Prudential”), a wholly owned subsidiary of Prudential Financial, Inc., has served as the Plan trustee. Previously, CIGNA Retirement & Investment Services (“CIGNA”) served as the Plan trustee. Effective April 1, 2004, Prudential Financial, Inc. acquired CIGNA’s operations.

Contributions

Participants may contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of total eligible compensation.

The company makes discretionary matching and profit-sharing contributions. The company’s discretionary matching contribution is based on the amount and rate of salary-deferral contributions. Company discretionary matching contributions are made quarterly. In 2004, the company matched 100% of each dollar of participant contributions up to 4% of the participant’s compensation.

Each year the company decides the amount, if any, of its profit-sharing contribution. The profit-sharing contribution is calculated as a percentage of participant compensation. A participant must be an active employee of the company on the last day of a calendar year to be eligible for a profit-sharing contribution. The company made a cash profit-sharing contribution of approximately $1,646,000 for 2004.

Participants direct the investment of their contributions and company contributions made in cash into various investment options offered by the Plan. The Plan currently offers 16 pooled separate accounts, a mutual fund, an investment contract with guaranteed rate of return and Orbital common stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of participant contributions.

Participants’ Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses, and is charged with an allocation of administrative expenses. Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. For participants who separated from service prior to January 1, 2000, the company’s discretionary matching and discretionary profit-sharing contributions, plus earnings thereon, vested equally over a period of five years of employment, as defined. For participants actively employed or hired on or after January 1, 2000, the company’s discretionary matching and discretionary profit-sharing contributions, plus earnings thereon, vest equally over a period of three years. Participants vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2004, company contributions were reduced by $123,810 from forfeited nonvested accounts. The balance of forfeitures on December 31, 2004 and 2003 was $180,612 and $98,429, respectively.

Payment of Benefits

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document. Participants may also withdraw their vested account balances while still in service of the company as defined in the Plan document.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, participants would immediately become 100% vested in their accounts.

Participant Loans

Participants may borrow from their respective participant accounts up to the lesser of 50% of their vested balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. Current interest rates on loans range from 4.00% to 16.01%.

(2)     Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the fixed income fund investment contract, which is valued at contract value. Shares of the mutual fund are valued at the net asset value of shares held by the Plan at year-end. Investments in pooled separate accounts are stated at estimated fair values, which have been determined based on the unit values of the pooled separate accounts. Unit values are determined by the bank sponsoring such pooled separate accounts by dividing net assets at fair value by the units outstanding at the valuation dates.

The statement of changes in net assets available for benefits includes the net appreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation and depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Orbital common stock shares are valued at the year-end closing market price. Participant loans are carried at cost, which approximate fair market value.

Contributions Receivable

Contributions receivable are recorded at net realizable value.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2004, certain administrative services and Plan management services were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results may differ from those estimates.

(3)     Federal Income Taxes

The Internal Revenue Service has determined and informed the company by letter dated August 23, 2001 that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the determination letter.

The company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4)     Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Investments at fair value:
Orbital Sciences Corporation Common Stock *	$37,925,532	$43,867,832
Vanguard Growth and Income Admiral Fund Account	27,201,066	22,980,465
Fidelity Equity — Income II Fund Account	19,208,432	16,522,316
Small Value/Perkins Wolf McDonnell Fund Account	15,463,437	11,890,003
Large Cap Growth RCM Fund	15,277,339	—
International Growth Artisan Partners	14,701,568	—
Vanguard Wellington Admiral Fund Account	13,185,932	10,659,140
Dresdner Large Growth Fund Account	—	15,277,198
Janus Worldwide Fund Account	—	10,929,476
Investments at contract value:
Fixed Income Account (Note 5) **	$56,530,991	$51,453,748

* Non-participant directed in 2003
** Prudential in 2004 and CIGNA in 2003

During 2004, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Pooled separate accounts	$10,985,202
Mutual fund	970,125
Orbital Sciences Corporation common stock	(518,348)

Net appreciation	$11,436,979

Nonparticipant-Directed Investment:

From January 1, 2001 through September 30, 2003, company-directed contributions were made in Orbital Sciences Corporation common stock, which were considered non-participant directed. Beginning in the fourth quarter of 2003, company contributions were made in cash and were, therefore, directed by participants. Participants may transfer Orbital Sciences Corporation common stock to other Plan investments at any time.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(5)     Deposit with Insurance Company

In 2004 and 2003, the Plan participated in a contract via an investment in the Prudential Fixed Income Account and CIGNA Fixed Income Account, respectively, which are valued at contract value. The Plan’s investment in the Prudential Fixed Income Account and the CIGNA Fixed Income Account are credited with interest at the rate specified in the contract. The guaranteed rate of return is stated semi-annually, is guaranteed against change for a six-month period and has a minimum interest-crediting rate of 1.5%. The effective yield for the six-month periods ended June 30, 2004 and December 31, 2004 was 3.15% and 3.25%, respectively.

(6)     Related Party Transactions

The Plan’s investments are held by Prudential in a fixed income account, pooled separate accounts, which invest in various mutual funds, and in Orbital common stock. Prudential is the trustee and the company is the Plan Sponsor as defined by the Plan. As a result, such transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules. Purchases of $3,739,169 (302,561 shares) and sales of $8,893,329 (743,271 shares) of Orbital common stock were made during 2004. The market value of Orbital common stock at December 31, 2004 and 2003 was $37,925,532 (3,205,877 shares) and $43,867,832 (3,646,587 shares), respectively. Certain administrative expenses are paid to Prudential.

ADDITIONAL INFORMATION
SCHEDULE I

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issue	Asset Description	Cost**	Current Value
Prudential Retirement Insurance (Prudential) Fixed Income Fund Account *	Investment Contract, 3.25% stated interest rate		$56,530,991
Fidelity Equity — Income II Fund Account	Pooled Separate Account		19,208,432
Small Value/Perkins Wolf McDonnell Fund Account	Pooled Separate Account		15,463,437
PIMCO Total Return Fund Account	Pooled Separate Account		4,903,637
Large Cap Growth RCM Fund Account	Pooled Separate Account		15,277,339
Vanguard Wellington Admiral Fund Account	Pooled Separate Account		13,185,932
Vanguard Growth and Income Admiral Fund Account	Pooled Separate Account		27,201,066
Mid Cap Growth Artisan Partners	Pooled Separate Account		6,966,891
Mid Cap Value Wellington Management	Pooled Separate Account		1,362,204
International Growth Artisan Partners	Pooled Separate Account		14,701,568
Templeton Foreign Account	Pooled Separate Account		741,334
Cohen & Steers Realty Income	Pooled Separate Account		2,759,032
Retirement Goal Income Fund	Pooled Separate Account		8,063
Retirement Goal 2010 Fund	Pooled Separate Account		188,699
Retirement Goal 2020 Fund	Pooled Separate Account		1,135,961
Retirement Goal 2030 Fund	Pooled Separate Account		380,657
Retirement Goal 2040 Fund	Pooled Separate Account		151,705
Vanguard Explorer Admiral Fund Account	Mutual Fund		8,681,543
Orbital Sciences Corporation *	Common Stock		37,925,532
Participant Loans *	Participant Loans, interest rates ranging from 4.00% to 16.01% and maturity dates ranging from January 2004 to August 2014		4,547,757

			$231,321,780

* Denotes a party-in-interest
** Cost data have been omitted for the assets listed in the above table as they were all participant directed.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated: June 28, 2005	By:	/s/ Hollis M. Thompson
Hollis M. Thompson
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)